Mail Stop 3561

July 3, 2006

F. Jacob Cherian
President and Chief Executive Officer
Millennium India Acquisition Company Inc.
330 East 38th Street, Suite 46C
New York, New York 10016

       Re: **Millennium India Acquisition Company Inc.**
                Amendment No. 4 to Registration Statement on Form S-1
                Filed June 28, 2006
                File No. 333-133189

Dear Mr. Cherian:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1.   We note your disclosure on pages 8-9 and also on page 44 which indicates that in the event that no transaction takes place and the company is dissolved, certain officers will take affirmative steps to provide all of the funds necessary to ensure that the liquidation is completed. However, our review of your Exhibits filed in connection with this registration statement (including Exhibit 10.3) does not appear to provide for such a provision. Please provide us with a cite to such provision. Additionally, revise the disclosure to detail what is meant by the phrase "advance the funds necessary to complete such liquidation."

Capitalization, page 29

2.   We note your response to prior comment 3. Please explain your basis for valuing the 371,504 post-split shares to directors and officers issued in May at approximately $.01 per share. Since this is a related party transaction, it does not appear appropriate to value the shares based on the $4,000 in consideration. Since the shares were not issued at formation and were issued after a Form S-1 was filed for an offering at $8 per unit, treatment similar to founders' shares is not appropriate. Provide us with a detailed explanation of your valuation approach and the related assumptions. Also, tell us the value of the common stock underlying the unit price in the offering and describe the related valuation method and assumptions. Provide objective and reliable information to explain the difference between the valuation of the 371,504 shares and the value of the common stock in the offering.

Certain Relationships and Related Transactions, page 64

3.   The Staff notes the disclosure on pages 64-65 of the prospectus which describes two private placement transactions to be undertaken concurrently with this offering: one a private placement of 2,225,000 warrants to existing stockholders, officers, directors, special advisors and affiliates thereof; and a second private placement resale of 296,600 warrants by certain officers/directors/affiliates of the company to affiliated and non-affiliated purchasers, each of whom qualifies as an accredited investor. Based upon the timing of such private placement transactions relative to the public offering, as well as the nature of the participants in the private placement transactions, it is unclear to the Staff how such private placements may be conducted consistently with Section 5 of the Securities Act of 1933, as amended. Please revise.

Note 8 – Warrants and Option to Purchase Common Stock, page F-12

4.   Please update the disclosure on page F-12 and elsewhere to reflect the estimated fair value of the UPO of $2,295,000 based upon a volatility estimate of 41.5%. Refer to comment 5 of our previous letter.

5.   We note your response to prior comment 6. Although your amended warrant agreement states you will not be obligated to settle for cash in the event a registration statement is not effective, it does not clearly and explicitly rule out cash settlement options in other circumstances, and it is unclear whether there are any situations where the holders can obtain net cash settlement. Also, the warrant agreement does not explicitly state the warrant may expire unexercised and unredeemed. Please explain to us how you have considered these two factors in evaluating the classification of the warrants under the guidance in paragraph 17 of EITF 00-19.

6.   We note your response to prior comment 7. Your amended unit purchase option agreement appears to state you will not be obligated to settle for cash in the event the company uses its best efforts to comply with registration provisions and does not clearly rule out cash settlement options in other circumstances. Therefore, it is unclear whether there are any situations where the holders can obtain net cash settlement. Also, the agreement states, "the Company shall not be obligated to deliver securities to the holder until such time, if any, that a registration statement is declared effective," and does not state the option may expire unexercised and unredeemed. Please explain to us how you have considered these factors in evaluating the classification of the unit purchase option under the guidance in paragraph 17 of EITF 00-19.

Exhibits

Exhibit 4.3

7.   To the extent you amend your warrant agreement in response to the comments above, please consider revising the warrant certificate to explicitly state the warrant can expire unexercised or unredeemed and the company is under no obligation to cash settle.

Exhibit 4.5

8.   The Staff makes reference to clause (ii) of section 3.3.2 of Exhibit 4.5. Please provide a legal analysis as to the legal ability of the registrant to provide for a non-public exercise of publicly-issued warrants under applicable Federal securities laws. We may have further comment.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer at (202) 551-3237 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Michael Karney, who reviewed your filing, at (202) 551-3847 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Ira I. Roxland, Esq.
    Fax (212) 768-6800